February 24, 2020

Yves R. Michel
Chief Executive Officer
GME Innotainment, Inc.
208 East 51st Street, Suite 170
New York, NY 10022

       Re: GME Innotainment, Inc.
           Amendment No. 1 to Offering Statement on Form 1-A
           Filed February 10, 2020
           File No. 024-11139

Dear Mr. Michel:

      We have reviewed your amended offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our February 6, 2020 letter.

Amendment No. 1 to Offering Statement on Form 1-A filed February 10, 2020

Risk Factors, page 9

1. We note your response to prior comment 3. Please add a risk factor that highlights the risks related to the amount of your debt, for example that servicing your debt will require a significant amount of cash.
Plan of Distribution, page 26

2. Please expand the disclosure added in response to the last sentence of prior comment 1 to tell us whether your sole officer and director is relying on Rule 3a4-1 given Rule 3a4-
       1(a)(2) and the annual salary of Yves Michel now mentioned on page 6. Yves R. Michel
GME Innotainment, Inc.
February 24, 2020
Page 2
Certain Relationships and Related Transactions, page 46

3. Please address the last sentence of prior comment 5 that sought disclosure in this section to discuss, if appropriate, the issuances of 11,000 shares of Series A Preferred Stock mentioned on page 95 in Note 12. If you are not required to disclose such issuances in this section, please explain how you reached that conclusion.
Principal Stockholders, page 48

4. Please note that prior comment 7 sought that you ensure that you have identified each beneficial owner, including groups of affiliated persons, of more than 10% of each class of preferred stock. We note that some of the beneficial owners listed on page 95 appear to be related. Please revise your disclosure accordingly.
Signatures, page 97

5. We note your response to prior comment 8. Please do not change the form of text required to appear in the first half of your Signatures page, and please do not omit the line
      "By (Signature and Title)" that is included in the Form.
       You may contact Claire Erlanger, Staff Accountant, at 202-551-3301 or Melissa
Raminpour, Accounting Branch Chief, at 202-551-3379 if you have questions regarding comments on the financial statements and related matters. Please contact Thomas Jones, Staff
Attorney, at 202-551-3602 or Erin Purnell, Senior Attorney, at 202-551-3454 with any other questions.



                                                             Sincerely,
FirstName LastNameYves R. Michel
                                                             Division of
Corporation Finance
Comapany NameGME Innotainment, Inc.
                                                             Office of
Manufacturing
February 24, 2020 Page 2
cc:       Andrew Coldicutt, Esq
FirstName LastName